SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Delta Air Lines, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SEIU Pension Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, N.W., Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

______________________________________________________________________________

May 26,2020

Dear Delta Airlines Shareholders,

We are writing to urge you to support PROPOSAL 7 to strengthen Delta’s board oversight to prevent workplace sexual harassment at the Annual Meeting on June 18.

The proposal requests that the Board of Directors take action to strengthen Delta’s prevention of workplace sexual harassment by formalizing the Board's oversight responsibility, aligning its senior executive compensation incentives, reviewing (and if necessary, overseeing revision of) company policies, and reporting to shareholders on actions taken.

Board Oversight of Sexual Harassment Protects Long-Term Shareholder Value

The #MeToo era has highlighted the importance of board oversight of sexual harassment issues, as numerous companies have seen reputational damage and shareholder value loss in the wake of public allegations. Sexual harassment claims involving public figures like Bill O’Reilly, Steve Wynn, Les Moonves and Travis Kalanick have highlighted the prevalence of harassment and its impact.

The proportion of Americans who believe that sexual harassment in the workplace is a serious problem increased from 47% in 2011 to 64% in 2017.1 New York, Maryland, Vermont and Washington have passed new laws that, among other things, bar mandatory arbitration of sexual harassment claims.2 One hundred twenty-five laws were introduced in 2018 in 32 legislatures on the subject of sexual harassment in the legislature itself. In 2019, 29 states have introduced over 100 pieces of similar legislation.3

Sexual harassment has potential for significant legal, human capital, and reputational costs for companies. Workplace sexual harassment may harm corporate reputation, which can alienate consumers. A study reported in the Harvard Business Review found that a single sexual harassment claim makes a company seem less equitable and that sexual harassment, more than financial misconduct, is perceived as evidence of a problematic corporate culture.4 Companies whose corporate culture tolerates sexual harassment tend to have higher turnover and less productive employees. The Center for American Progress estimates median turnover costs at 21% of an employee’s annual salary.5 Productivity can fall due to absenteeism, lower motivation, greater conflict and avoiding interaction with harassers.6  Allegations of sexual harassment can also lead to declines in share value. For example, the market capitalization of Wynn Resorts dropped by $3 billion over two days after allegations of sexual harassment against CEO Steve Wynn surfaced.7

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

1  “Washington Post-ABC News poll Oct. 11-15, 2017”, The Washington Post, http://apps.washingtonpost.com/g/page/politics/washington-post-abc-news-poll-oct-11-15-2017/2249/

2 “#MeToo Inspires Legislative Changes Across the United States”, March 28, 2019, JDSupra, Seyfarth Shaw LLP,

 https://www.jdsupra.com/legalnews/metoo-inspires-legislative-changes-59279/

3 “Legislation on Sexual Harassment in the Legislature”, National Conference of State Legislatures, February 11, 2019

 https://www.ncsl.org/research/about-state-legislatures/2018-legislative-sexual-harassment-legislation.aspx

4 “Research: How Sexual Harassment Affects a Company’s Public Image”, June 11, 2018, Harvard Business Review,

https://hbr.org/2018/06/research-how-sexual-harassment-affects-a-companys-public-image

5 “There Are Significant Business Costs to Replacing Employees”, November 16, 2012, Center for American Progress,

https://www.americanprogress.org/wp-content/uploads/2012/11/CostofTurnover.pdf

6 “Briefing Paper, Access to Good Jobs, Health & Well-Being, Pay Equity & Discrimination, Violence and Safety”, October 15, 2018, Institute for Women’s Policy Research, https://iwpr.org/publications/sexual-harassment-work-cost/

Many investors view sexual harassment as a potential sign of broader human capital management and corporate culture issues that warrant board attention. A coalition of trustees from long-term institutional investors with combined assets of more than $635 billion has come together to create and promote the Trustees United Principles concerning sexual harassment in portfolio companies, in order to mitigate and reduce future risks that could damage long-term value creation.8

Sexual Harassment is a Human Capital and Passenger Safety Issue for Delta

Greater board oversight of workplace harassment ensures effective risk management of a key asset of the company. Delta’s in-flight service group constitutes 25.2% of its workforce, Delta’s second largest operational division. According to a survey of 29 airlines, nearly 70% of flight attendants have been sexually harassed while at work.9

Robust oversight of sexual harassment is especially important for the airline industry, where the rise in in-flight occurrences risks both passenger and employee safety. The FBI in 2018 issued a warning that that reports of sexual assault on flights increased “at an alarming rate” of 66 percent between 2014 and 2017.10 Not only are flight attendants the subject of harassment, but they are also often the first responders, with one out of five flight attendants reporting to have had passengers report an incident of sexual assault while they were working a flight.11 The report of a Congressional Task Force established in 2019 to address in-flight sexual misconduct noted numerous deficiencies in airline policies on awareness raising, training, data collection and incident reporting that were deemed to be important in protecting employees and passengers.12 Legislation has been introduced requiring airlines to establish formal policies, training, and reporting structures regarding sexual assault and harassment.13

Delta’s Board is Not Sufficiently Involved in Preventing Sexual Harassment

Delta’s board can play a key role in preventing and remedying sexual harassment by setting the appropriate “tone-at-the-top”. Neither Delta’s corporate governance guidelines nor any board committee charter assigns responsibility specifically for managing and mitigating risks related to sexual harassment. Although the Audit Committee is responsible for the oversight of the company’s Code of Conduct, it is unclear as to how frequently the Committee reviews Delta’s harassment related complaints and allegations, nor the process by which issues may be escalated to the full Board.  Further most of the policies and procedures noted by the company in its opposition statement describe management’s role in responding to sexual harassment.  This proposal is focused on the Board’s role as it related to providing oversight over management and the company’s risk mitigation practices.

As noted in our proposal, while Delta’s incentive plan metrics influence payouts related to front-line employees under the company’s profit-sharing plans, the metrics used for incentive compensation do not include evaluations of ethical behavior or contributions to corporate culture. Delta’s most recent Corporate Responsibility Report from 2018 makes no reference to sexual harassment, despite highlighting Delta’s workplace safety record and the importance of Delta’s “people-focused” culture.  Lastly, although the company’s clawback covers “misconduct,” in order for recoupment to take place, the policy also requires a financial restatement, an event that is highly unlikely to be triggered in the event of a sexual harassment allegation, but could nonetheless warrant recoupment depending on the circumstances.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

7 “Wynn Resorts Is the Biggest Test for Investors’ Tolerance”, January 29, 2018, The Wall Street Journal, https://www.wsj.com/articles/wynn-resorts-is-the-biggest-test-for-investors-1517248977

8 https://www.trusteesunited.com

9 “#MeToo in the Air”, Association of Flight Attendants-CWA, AFL-CIO, https://www.afacwa.org/metoo

10 Javier De Diego, et. al, “FBI: Sexual Assaults on Flights Increasing   ‘at an alarming rate’, CNN.com, June 20, 2018, https://www.cnn.com/2018/06/20/politics/fbi-airplane-sexual-assault/index.html

11 “#MeToo in the Air”, Association of Flight Attendants-CWA, AFL-CIO, https://www.afacwa.org/metoo

12 “A Report on Sexual Misconduct on Commercial Flights by the National In-Flight Sexual Misconduct Task Force”, submitted March 16, 2020, https://www.transportation.gov/individuals/aviation-consumer-protection/report-sexual-misconduct-commercial-flights-national

13 “Chair Defazio Introduces Legislation to Address Sexual Assault and Harassment in Passenger Transportation”, November 18, 2019, https://defazio.house.gov/media-center/press-releases/chair-defazio-introduces-legislation-to-address-sexual-assault-and

The proposal’s requests are not prescriptive—they are drawn from guidance on managing sexual harassment risk issued by the Council of Institutional Investors14 and Institutional Shareholder Services15 and do not prescribe the adoption of any specific policy language – instead, the goal is to ensure the Delta Board plays an active role in several areas critical to sexual harassment risk oversight and policies.

Please support PROPOSAL 7 to strengthen the Board’s oversight to prevent workplace sexual harassment at the Annual Meeting on June 18.

Sincerely,

Arun Ivatury

Trustee, SEIU Pension Plans Master Trust

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

14 “How Corporate Boards Can Combat Sexual Harassment:  Recommendations and Resources for Directors and Investors”, March 2018, Council of Institutional Investors, https://www.cii.org/files/publications/misc/03_01_18_corporate_boards_sexual_harassment.pdf.

15 “Effective Sexual Misconduct Risk Management,” February 16, 2018, Harvard Law School Forum on Corporate Governance and Financial Regulation, https://corpgov.law.harvard.edu/2018/02/16/effective-sexual-misconduct-risk-management/